UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
OptimizeRx Corporation
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
68401U105
(CUSIP Number)
Harvey L. Poppel
110 El Mirasol
Palm Beach, Florida 33480
561-653-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2014(Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: under Rule 13d-1(b)

1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harvey L. Poppel
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, U.S.
5. SOLE VOTING POWER
6. SHARED VOTING POWER
2,096,378 (2)
7. SOLE DISPOSITIVE POWER
8. SHARED DISPOSITIVE POWER
2,096,378 (2)
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,096,378 (2)
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.96% (3)
12. TYPE OF REPORTING PERSON
IN

(1) This Schedule 13G is filed by Harvey L. Poppel on behalf of Harvey L. Poppel, Harvey L. Poppel Descendants Trust,
Harvey L. Poppel IRA, Emily A. Poppel Descendants Trust,
Lee Poppel IRA, Dr. Clinton S. Poppel, Dr. Clinton S. Poppel 401K Lucas F. Poppel, Alexander J. Poppel, Winston O. Poppel, and Poptech, LP, a Family Limited Partnership controlled by
Harvey L. & Emily A. Poppel.
Harvey L. Poppel expressly disclaims status as a group for purposes of this Schedule 13G.
(2) This total which includes 2,044,128 common shares and 52,250 Warrants convertible to common shares are held directly by Harvey L Poppel, Harvey L. Poppel Descendants Trust,
Harvey L. Poppel IRA, Emily A. Poppel Descendants Trust,
Lee Poppel IRA, Dr. Clinton S. Poppel, Dr. Clinton S. Poppel 401K Lucas F. Poppel, Alexander J. Poppel, Winston O. Poppel, and Poptech, LP a Family Limited Partnership controlled by
Harvey L. & Emily A. Poppel who are the sole members of Poptech, LLC. Poptech, LLC is the sole General Partner of Poptech, LP.

Poptech, LLC does not directly own any securities of the Issuer.

Poptech, LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Poptech, LP but disclaim beneficial ownership except to their pecuniary interest therein
(3) This percentage is calculated based upon 23,404,819 voting shares of Issuers common stock outstanding as of November 12, 2014, as reported in the Issuers Form 10Q for the period
Dated September 30, 2014 as filed with the Securities and Exchange Commission.







Item 1. (a) Name of Issuer
OptimizeRx Corporation
(b)Address of Issuers Principal Executive Offices
400 Water St.
Ste. 200
Rochester, Michigan 48307
Item 2. (a) Name of Person Filing
             Harvey L. Poppel
       (b) Address of the Principal Office or, if none, residence
             110 El Mirasol
             Palm Beach, Florida, 33480
       (c    Citizenship U.S.
       (d) Title of Class of Securities
             Common stock, par value $0.001 per share
      (e    CUSIP Number
             68401U105
Item 3.Not Applicable
Item 4.Ownership.
(a) Amount beneficially owned: 2,096,378 (1)
(b) Percent of class:8.96% (2)
(c)Number of shares as to which the person has
     (i) Sole power to vote or to direct the vote
     (ii) Shared power to vote or to direct the vote 2,096,378 (1)
     (iii) Sole power to dispose or to direct the disposition of
     (iv) Shared power to dispose or to direct the disposition of 2,096,378  (1)
(1) This total which includes 2,044,128 common shares and 52,250
Warrants convertible to common shares are held directly by Harvey L Poppel, Harvey L. Poppel Descendants Trust,
Harvey L. Poppel IRA, Emily A. Poppel Descendants Trust,
Lee Poppel IRA, Dr. Clinton S. Poppel, Dr. Clinton S. Poppel 401K
Lucas F. Poppel, Alexander J. Poppel, Winston O. Poppel, and Poptech, LP a Family Limited Partnership controlled by
Harvey L. & Emily A. Poppel who are the sole members of Poptech, LLC. Poptech, LLC is the sole General Partner of Poptech, LP.

Poptech, LLC does not directly own any securities of the Issuer.

Poptech, LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Poptech, LP but disclaim beneficial ownership except to their pecuniary interest therein


(2) This percentage is calculated based upon 23,404,819 voting shares of Issuers common stock outstanding as of November 12, 2014, as reported in the Issuers Form 10Q for the period
Dated September 30, 2014 as filed with the Securities and Exchange Commission
Item 5.Ownership of Five Percent or Less of a Class. Not applicable
Item 6.Ownership of More than Five Percent on Behalf of
Another Person. Not applicable
Item 7.Identification and Classification of the Subsidiary
Which Acquired the Security
Being Reported on By the Parent Holding Company. Not applicable
Item 8.Identification and Classification of Members of the Group. Not applicable
Item 9.Notice of Dissolution of Group. Not applicable
Item 10.Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 12th day of JANUARY, 2015
HARVEY L. POPPEL

HARVEY L. POPPEL